

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 14, 2017

Jeffrey M. Slotterback
Chief Financial Officer
Atlas Resources, LLC
425 Houston Street, Suite 300
Fort Worth, TX 76102

   Re: **DGOC Series 28, L.P.**
     Registration Statement on Form 10-12G
     Filed July 12, 2017
     File No. 0-55816

Dear Mr. Slotterback:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/H. Roger Schwall

           H. Roger Schwall
           Assistant Director
           Office of Natural Resources